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                              June 28, 2021

       Paolo Tiramani
       Chief Executive Officer
       Boxabl Inc.
       6120 N. Hollywood Blvd. #104
       Las Vegas, NV 89115

                                                        Re: Boxabl Inc.
                                                            Amended Form 1-A
Filed May 26, 2021
                                                            Response Letter
Dated June 24, 2021
                                                            File No. 024-11419

       Dear Mr. Tiramani:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

       Response Letter Dated June 24, 2021

       Our Customers , page 25

   1. We note your response to comment 1. It appears that the projected per unit retail price of
                                                        $50,000 and deposits
for 4,700 casitas would result in less than a quarter of the more than
                                                        $1 billion referenced
on page 25. Please revise to clarify the statement that the purchase of a single Casita by
"each of those potential customers represents potential revenue of more than $1 billion."
It is unclear if the $1 billion assumes that a certain percentage of the "potential
customers" that have not paid a deposit will end up buying casitas, and it is unclear what the
underlying assumptions are for any such percentage.

               You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
       3295 if you have questions regarding comments on the financial statements and related
 Paolo Tiramani
Boxabl Inc.
June 28, 2021
Page 2

matters. Please contact James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,
FirstName LastNamePaolo Tiramani
                                                          Division of
Corporation Finance
Comapany NameBoxabl Inc.
                                                          Office of Real Estate
& Construction
June 28, 2021 Page 2
cc:       Andrew Stephenson, Esq.
FirstName LastName